

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

May 17, 2010

Via U.S. Mail

Tyler Richard
President and CEO
Southern Products, Inc.
505 E. Windmill Lane
Ste. 1B #186
Las Vegas, NV 89123

> **Re:** **Southern Products, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 23, 2010**
> **File No. 333-165692**

Dear Mr. Richard:

We have reviewed your responses to the comments in our letter dated April 21, 2010 and have the following additional comments.

General

1. We note your response to our prior comment number one; however, since it appears that you neither own nor currently produce any of the items depicted, please remove the graphics from your prospectus.

Use of Proceeds, page 13

2. In light of your disclosure that expenses of being a public company will be about $20,000 - $25,000 per year, highlight whether you have designated any of the offering proceeds to this purpose and revise your liquidity discussion on page 32 to discuss how you plan to meet these required expenses.

If demand for our products grows, page 8

3. We note your revision in response to our prior comment number 11. Please include in the discussion the anticipated retail price for your basic model product as you have done on page 24.

Competition, page 25

4. We note your revision in response to our prior comment number 17. Please explain your ability to compete potentially in terms of price when your cost per table appears to be greater than your competition's retail price per table.

Signatures

5. Please have your principal executive officer or officers, your principal financial officer, your controller or principal accounting officer and at least a majority of your board of directors or persons performing similar functions sign the registration statement in their individual capacities. Presently, the registration statement has only been signed by Mr. Tyler in his capacity as agent for the registrant. See the requirements of Form S-1.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Tarik Gause at (202) 551-3528 or, in his absence, me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief - Legal

cc: Rory Vohwinkel, Esq.
        Vohwinkel & Associates
        702-838-9132 *(facsimile)*